SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002 - dated September 19, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@telus.net
WEB SITE: www.samex.com
SYMBOL: SXG-TSX-V

September 19, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: BC Form 45-902F - Granting of Incentive Stock Options

Enclosed herewith for filing is a BC Form 45-902F for the granting of 275,000 incentive stock options. Also enclosed is a copy of the Canadian Venture Exchange approval letter dated September 17, 2002, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees.

Yours truly,

SAMEX Mining Corp.

Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Pink Sheets LLC

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is a reporting issuer on the TSX Venture Exchange.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The issuer is listed on the NASD OTCBB.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Granting of 275,000 incentive stock options, exercisable up to September 12, 2007 at a price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of optionee and municipality and jurisdiction of residence	Number of stock options granted	Date of TSX approval	Price per share (CDN $)	Exemption relied on	Length of any restricted or seasoning period
Jeffrey Dahl Clearbrook, BC	100,000	Sept. 17/02	$0.20	Section 74(2)(9) of the Act	4 month hold period
Geosupply Servicios De Geologia & Mineria & Sondajes De Diamantina La Serena, IV Region Chile Beneficial owner: Leopoldo Martinez	100,000	Sept. 17/02	$0.20	BC Instrument 45-507	4 month hold period
Robert Stephen Scammell Larkspur, California	75,000	Sept. 17/02	$0.20	BC Instrument 45-507	4 month hold period

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public. The information is attached as Schedule "A".

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   n/a

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Abbotsford, BC this 19th day of September, 2002.

SAMEX Mining Corp.
Name of Issuer *(please print)*

Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

Full name and residential address of optionee	Telephone number and e-mail address of optionee	Number of stock options granted	Exemption relied on
Jeffrey Dahl 32233 Hillcrest Avenue Clearbrook, BC, V2T 1S7	604 870-9920 jeffreydahl@telus.net	100,000	Section 74(2)(9) of the Act
Geosupply Servicios De Geologia & Mineria & Sondajes De Diamantina Larrain Alcalde 3617 La Serena, IV Region Chile Beneficial owner: Leopoldo Martinez	51-297540 geosupply@123click.cl	100,000	BC Instrument 45-507
Robert Stephen Scammell 125 Riviera Circle Larkspur, California 94939	415 922-1173 scammell.stephen@cblweb.com	75,000	BC Instrument 45-507

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: September 19, 2002

By: [signature]

Larry D. McLean
Vice President, Operations